UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 21)

Warner Bros. Discovery, Inc.

(Name of Subject Company (Issuer))

Prince Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Paramount Skydance Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Makan Delrahim

Chief Legal Officer

Paramount Skydance Corporation

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Copies to:

Faiza J. Saeed Andrew J. Pitts C. Daniel Haaren Daniel J. Cerqueira Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10001 (212) 474-1000	Ian Nussbaum Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 21 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), and (ii) Paramount, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 (together with any amendments and supplements thereto, the “Schedule TO”)  by the Purchaser and Paramount. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 8, 2025, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on December 8, 2025.

Except as otherwise set forth in this Amendment, the information in Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase, Letter of Transmittal and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” is hereby amended and supplemented by adding the following paragraphs at the end of the section:

On the morning of February 17, 2026, Warner Bros. issued a press release announcing that it will hold the Special Meeting on March 20, 2026 and that Warner Bros. had commenced mailing of its definitive proxy statement. Warner Bros. also announced that representatives of Warner Bros. had solicited and obtained from Netflix a limited waiver under the terms of the Netflix Merger Agreement to permit Warner Bros. to engage in discussions with Paramount regarding a potential transaction for a seven-day period ending on February 23, 2026. The Warner Bros. Board chose to take this action rather than make a determination that the February 10 Offer could reasonably be expected to result in a superior proposal.

That same day, the Warner Bros. Board sent the Paramount Board a letter that, among other things, repeated many of the assertions Warner Bros. had previously made regarding Paramount’s Offer. The letter also stated that Warner Bros. would deliver to Paramount copies of transaction documents for a potential transaction with Paramount, which were received by counsel to Paramount later that day.

Later in the afternoon of February 17, 2026, Paramount issued a press release acknowledging the announcement from Warner Bros. and noting that, although the Warner Bros. Board’s actions were unusual, Paramount intends to engage with Warner Bros. in good faith to negotiate a transaction during the seven-day period permitted by the limited waiver. Paramount also filed a definitive proxy statement soliciting votes against the Proposed Netflix Transaction and the other proposals to be considered at the special meeting of Warner Bros. stockholders to be held in connection with the Proposed Netflix Transaction.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit.

(a)(5)(AI)	Press Release issued by Paramount Skydance Corporation, dated February 17, 2026

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2026

PARAMOUNT SKYDANCE CORPORATION

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

Prince sub inc.

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

EXHIBIT INDEX

Index No.

(a)(5)(AI)	Press Release issued by Paramount Skydance Corporation, dated February 17, 2026